Exhibit 4.15

EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) dated as of September 1, 2016 (the “Effective Date”), is between Novogen North America, Inc., (the “Company”) and Dr. Peng Leong (“Executive”).

WHEREAS, the Company desires to employ Executive as its Chief Business Officer; and

WHEREAS, the Company and Executive desire to enter into this Agreement as to the terms of Executive’s employment with the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. POSITION AND DUTIES.

(a) During the Employment Term (as defined in Section 2 hereof), Executive shall serve as the Chief Business Officer and will report to the CEO of Novogen, Ltd. In this capacity, Executive shall have the duties, authorities and responsibilities as shall be determined by the CEO from time to time. In Executive’s role as Chief Business Officer, Executive shall be responsible for in-licensing and out-licensing of development candidates in Novogen’s portfolio, driving corporate strategy, and advising on fund-raising and financing activities. Executive’s position shall initially be based in Boston, Massachusetts.

(b) During the Employment Term, Executive shall devote all of Executive’s business time, energy, business judgment, knowledge and skill and Executive’s best efforts to the performance of Executive’s duties with the Company; provided that the foregoing shall not prevent Executive from (i) serving on the boards of directors of non-profit organizations, (ii) participating in charitable, civic, educational, professional, community or industry affairs, and (iii) managing Executive’s passive personal investments so long as such activities, individually or in the aggregate, do not interfere or conflict with Executive’s duties hereunder or create a potential business or fiduciary conflict.

2. EMPLOYMENT TERM. The Company agrees to employ Executive pursuant to the terms of this Agreement, and Executive agrees to be so employed for a term commencing as of Effective Date and continuing until Executive’s employment is terminated in accordance with Section 6 hereof. The period of time between the Effective Date and the termination of Executive’s employment hereunder shall be referred to herein as the “Employment Term.”

3. BASE SALARY. The Company agrees to pay Executive a base salary at an initial annual rate of three hundred thousand dollars and zero cents ($300,000.00), paid semi-monthly in accordance with the regular payroll practices of the Company. Executive’s Base Salary shall be subject to annual review by the Board (or a committee thereof), and may be increased, but not decreased, from time to time in the sole discretion of the Board. The base salary as determined herein and as adjusted upwards from time to time shall constitute “Base Salary” for purposes of this Agreement.

4. BONUSES

(a) Annual Bonus. During the Employment Term, Executive shall be eligible to receive an annual discretionary incentive payment under the Company’s annual bonus plan as may be in effect from time to time (the “Annual Bonus”) based on a target bonus opportunity of 15% of Executive’s Base Salary upon the attainment of one or more pre-established performance goals. This bonus is payable during the following calendar year as determined by the Company only when those specific goals are met. Executive shall not be entitled to the Annual Bonus (or any portion thereof) if the Executive is not employed with the Company on the date the Annual Bonus is otherwise to be paid to Executive. Executive shall not be entitled to an Annual Bonus for calendar year 2016.

(b) Signing Bonus. Executive shall receive a Signing Bonus of $50,000, less applicable withholdings and deductions, on the next regularly scheduled payroll subsequent to the Effective Date of this Agreement. Should Executive elect to leave the Company for any reason within the first twelve (12) months of his employment, Executive’s Signing Bonus shall be repayable to the Company in full immediately upon his departure.

(c) Annual Stipend. During the Employment Term, Executive shall receive an Annual Stipend of twenty-six thousand dollars and zero cents ($26,000.00) to use at his discretion, payable in twelve equal installments on the first payroll cycle of each month during a calendar year. Executive shall be paid the pro rata amount of the Annual Stipend for calendar year 2016. The monthly Annual Stipend payments do not accrue or vest and shall immediately cease upon Executive’s termination.

5. EMPLOYEE BENEFITS.

(a) [[STOCK OPTIONS. Executive shall be eligible to receive options over the common stock of the Company as follows:

(i)	2,000,000 options, priced at a 55% premium to the 7-day VWAP at time of engagement, vesting in four equal annual tranches after one, two, three and four years of service;

(ii)	500,000 additional options in the event of a successful execution of the in-licensing transaction known as ‘Project Rubicon,’ provided Executive commences employment on or before September 5, 2016.

(iii)	750,000 additional options in the event of subsequent in-licensing or out-licensing transactions, to a maximum of 1,500,000 options, provided that the total value of upfront and milestone payments of each transaction exceeds $1 Million USD.

The strike price of the options referenced in Section 5(b)(ii) and (iii) will be set at a 55% premium to the 7-day VWAP prior to announcement of the respective transaction and the options awarded will vest in three equal tranches after one, two and three years of service. The options described herein will be subject to the terms and conditions of the Company’s equity incentive plan. The Company’s securities are listed on the Australian Securities Exchange under the ticker ‘NRT.’

(b) VACATIONS, SICK DAYS AND HOLIDAYS. During the Employment Term, Executive shall be entitled to a certain number of paid vacation and sick days in accordance with the Company’s vacation and sick leave policies applicable to employees as in effect from time to time; provided that Executive shall be entitled to not less than 20 days paid vacation and 6 paid sick days each calendar year during the Employment Term. All accrued but unused vacation shall be paid to Executive upon termination of this Agreement. All accrued but unused sick pay shall forfeited upon termination of this Agreement. Executive shall be paid for the following Holidays: New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

(c) BUSINESS EXPENSES. Upon presentation of reasonable substantiation and documentation as the Company may specify from time to time, Executive shall be reimbursed in accordance with the Company’s expense reimbursement policy provided to Executive in writing, for all ordinary and reasonable out-of-pocket business expenses incurred and paid by Executive during the Employment Term and in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s policies with regard thereto.

6. TERMINATION. Executive’s employment and the Employment Term shall terminate on the first of the following to occur:

(a) DISABILITY. Upon ten (10) days’ prior written notice by the Company to Executive of termination due to Disability. For purposes of this Agreement, “Disability” shall mean the inability of Executive to have performed Executive’s material duties hereunder due to a physical or mental injury, infirmity or incapacity for one hundred twenty (120) days (including weekends and holidays) in any 365-day period, as determined by a qualified medical doctor acceptable to the Board. Executive shall cooperate in all reasonable respects with the Company if a question arises as to whether Executive has become disabled (including, without limitation, submitting to reasonable examinations by one or more medical doctors and other health care specialists selected by the Company and authorizing such medical doctors and other health care specialists to discuss Executive’s condition with the Company).

(b) DEATH. Automatically upon the date of death of Executive.

(c) CAUSE. Immediately upon written notice by the Company to Executive of a termination for Cause. “Cause” shall mean:

(i) Executive’s willful, material misconduct or gross negligence in the performance of Executive’s duties;

(ii) Executive’s willful failure to follow the lawful directives of the Board, but only after the Board provides Executive with reasonable written notice and an opportunity to cure;

(iii) Executive’s conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude;

(iv) Executive’s performance of any material act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation with respect to the Company’s property; or

(v) Executive’s material breach of this Agreement, or any other material written agreement with the Company, or other material written policy with reasonable written notice and an opportunity to cure.

(d) WITHOUT CAUSE. Immediately upon written notice by the Company to Executive of an involuntary termination without Cause (other than for death or Disability).

(e) BY EXECUTIVE. Upon ninety (90) days’ prior written notice by Executive to the Company of Executive’s voluntary termination of employment for any reason other than Good Reason (which the Company may, in its sole discretion, make effective earlier than any notice date).

(f) BY EXECUTIVE FOR GOOD REASON. Executive’s termination will be for “Good Reason” if Executive provides written notice to the Company of the Good Reason within ninety (90) days of the event constituting Good Reason, and only with respect to clauses (i), (iv) and (v) of this subsection, provides the Company with a period of thirty (30) days to cure the Good Reason and the Company fails to cure the Good Reason within that period. In such event Executive may terminate his employment for Good Reason, in which case Executive will be eligible to receive Severance Pay in accordance with the terms and conditions set forth in Section 7(d) below. In no event will a termination be considered for Good Reason if the termination date is more than six (6) months following the initial existence of the condition constituting Good Reason.

For purposes of this Agreement, “Good Reason” means any of the following events if the event is effected by the Company without the consent of Executive: (i) a material reduction in Executive’s authority, level of responsibility, policy making functions, or duties, other than changes affecting all similarly situated employees within the Company; (ii) any reduction in Executive’s Base Salary; (iii) any reduction in Executive’s bonus opportunity, other than changes affecting all similarly situated employees within the Company; (iv) a breach by the Company of any material provision of this Agreement or any other agreement between Executive and the Company.

7. CONSEQUENCES OF TERMINATION.

(a) DEATH. In the event that Executive’s employment and the Employment Term end on account of Executive’s death, Executive or Executive’s estate, as the case may be, shall be entitled to the following (with the amounts due under Sections 7(a)(i) through 7(a)(iii) hereof to be paid within sixty (60) days following termination of employment, or such earlier date as may be required by applicable law):

(i) any earned and unpaid Base Salary through the date of termination;

(ii) reimbursement for any unreimbursed business expenses incurred through the date of termination;

(iii) any accrued but unused vacation time in accordance with Company policy; and

(iv) all other accrued and vested payments, benefits or fringe benefits to which Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, in each case in accordance with their terms, including timing of payment hereof, shall be hereafter referred to as the “Accrued Benefits”).

(b) DISABILITY. In the event that Executive’s employment and/or Employment Term ends on account of Executive’s Disability, the Company shall pay or provide Executive with the Accrued Benefits.

(c) TERMINATION FOR CAUSE OR BY EXECUTIVE. If Executive’s employment is terminated (x) by the Company for Cause, or (y) by Executive for any reason other than for Good Reason, the Company shall pay to Executive the Accrued Benefits.

(d) TERMINATION WITHOUT CAUSE OR FOR GOOD REASON. If Executive’s employment by the Company is terminated by the Company other than for Cause, Death or Disability, or if Executive’s employment is terminated by Executive for Good Reason, the Company shall pay or provide Executive with the following, subject to the provisions of Section 21 hereof:

(i) the Accrued Benefits; and

(ii) subject to Executive’s continued compliance with the obligations in Sections 8, 9 and 10 hereof, an aggregate amount equal to three (3) months of Executive’s annual Base Salary in effect on the date of termination, paid in equal installments in accordance with the Company’s normal payroll practice for a period of three (3) months following such termination; provided that to the extent that the payment of any amount constitutes “nonqualified deferred compensation” for purposes of Code Section 409A, any such payment scheduled to occur during the first sixty (60) days following the termination of employment shall not be paid until the first regularly scheduled pay period following the sixtieth (60th) day following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto, otherwise such payments will commence with the first payroll period following the date the release described in Section 8 becomes effective and not subject to revocation and shall include payment of any amount that was otherwise scheduled to be paid prior thereto.

Payments and benefits provided in this Section 7(d) shall be in lieu of any termination or severance payments or benefits for which Executive may be eligible under any of the plans, policies or programs of the Company or under the Worker Adjustment Retraining Notification Act of 1988 or any similar state statute or regulation.

(e) OTHER OBLIGATIONS. Upon any termination of Executive’s employment with the Company, Executive shall be deemed to have immediately resigned from any position as an officer, director or fiduciary of any Company-related entity. Following any termination of employment, Executive will reasonably cooperate with the Company in the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees. Executive will also reasonably cooperate with the Company (at the Company’s expense) in the defense of any action brought by any third party against the Company that relates to Executive’s employment by the Company.

(f) EXCLUSIVE REMEDY. The amounts payable to Executive following termination of employment and the Employment Term hereunder pursuant to Section 7 hereof shall be in full and complete satisfaction of Executive’s rights under this Agreement and any other claims that Executive may have in respect of Executive’s employment with the Company or any of its affiliates.

8. RELEASE. Any and all amounts payable and benefits or additional rights provided pursuant to this Agreement beyond the Accrued Benefits (which shall not be subject to the release hereinafter described) shall only be payable if Executive delivers to the Company and does not revoke a general release of claims in favor of the Company in a form reasonably satisfactory to the Company; provided that Executive’s rights to or ownership in any equity in the Company or its affiliates or rights to indemnification and directors and officers liability insurance protection under the Company’s governing documents or contract shall not be released. Such release shall be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination.

9. RESTRICTIVE COVENANTS.

(a) CONFIDENTIALITY. During the course of Executive’s employment with the Company, Executive will have access to Confidential Information. For purposes of this Agreement, “Confidential Information” means all data, information, ideas, concepts, discoveries, trade secrets, inventions (whether or not patentable or reduced to practice), innovations, improvements, know-how, developments, techniques, methods, processes, treatments, drawings, sketches, specifications, designs, plans, patterns, models, plans and strategies, and all other confidential or proprietary information or trade secrets in any form or medium (whether merely remembered or embodied in a tangible or intangible form or medium) whether now or hereafter existing, relating to or arising from the past, current or potential business, activities and/or operations of the Company or any of its affiliates (or any of their respective predecessors, successors or permitted assigns), including, without limitation, any such information relating to or concerning finances, sales, marketing, advertising, transition, promotions, pricing, personnel, customers, suppliers, vendors, partners and/or competitors. Executive agrees that Executive shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of Executive’s assigned duties and for the benefit of the Company, either during the period of Executive’s employment or at any time thereafter, any Confidential Information or other confidential or proprietary information received from third parties subject to a duty on the Company’s and its subsidiaries’ and affiliates’ part to maintain the confidentiality of such information, and to use such information only for certain limited purposes strictly for the benefit of the Company or any of its affiliates.

The terms and conditions of this Agreement shall remain strictly confidential, and Executive hereby agrees not to disclose the terms and conditions hereof to any person or entity, other than immediate family members, legal advisors or personal tax or financial advisors, or, solely for the purpose of disclosing the limitations on Executive’s conduct imposed by the provisions of this Section 9, prospective future employers who, in each case, agree to keep such information confidential. Notwithstanding the foregoing, Confidential Information shall not include any information that Executive can demonstrate (i) was lawfully in Executive’s possession prior to commencing employment with the Company or any of its predecessors, successors or affiliates and not obtained in connection with Executive’s commencement of such employment, (ii) constitutes industry knowledge or is generally available, or is made generally available, to the public other than as a result of a direct or indirect disclosure by Executive, or (iii) becomes available to Executive on a non-confidential basis from a source other than the Company or its employees, officers, affiliates, predecessors, successors or assigns.

(b) NONSOLICITATION; NONINTERFERENCE.

(i) During Executive’s employment and service with the Company and for a period of twelve (12) months thereafter, Executive agrees that Executive shall not, except in the furtherance of Executive’s duties hereunder, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, solicit, aid or induce any individual or entity that is, or was during the twelve-month period immediately prior to the termination of Executive’s employment for any reason, a customer of the Company or any of its subsidiaries or affiliates to purchase goods or services then sold by the Company or any of its subsidiaries or affiliates from another person, firm, corporation or other entity or assist or aid any other persons or entity in identifying or soliciting any such customer.

(ii) During Executive’s employment and service with the Company and for a period of twelve (12) months thereafter, Executive agrees that Executive shall not, except in the furtherance of Executive’s duties hereunder, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, (A) solicit, aid or induce any employee, representative or agent of the Company or any of its subsidiaries or affiliates to leave such employment or retention or solicit, aid or induce any employee of the Company or any of its subsidiaries or affiliates to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or hire or retain any such employee, or take any action to materially assist or aid any other person, firm, corporation or other entity in identifying, hiring or soliciting any such employee, representative or agent, or (B) interfere, or aid or induce any other person or entity in interfering, with the relationship between the Company or any of its subsidiaries or affiliates and any of their respective vendors, joint venturers or licensors. Any person described in this Section 9(c)(ii) shall be deemed covered by this Section while so employed or retained and for a period of twelve (12) months thereafter.

(c) NONDISPARAGEMENT. Executive agrees not to make negative comments or otherwise disparage the Company or any of its affiliates or any of their respective partners, members, officers, directors, employees, shareholders, agents or products. The foregoing shall not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

(d) INVENTIONS. Executive acknowledges and agrees that all ideas, methods, inventions, discoveries, improvements, work products, developments or works of authorship (“Inventions”), whether patentable or unpatentable, (A) that relate to Executive’s work with the Company, made or conceived by Executive, solely or jointly with others, during the Employment Term, or (B) suggested by any work that Executive performs in connection with the Company, either while performing Executive’s duties with the Company or on Executive’s own time, shall belong exclusively to the Company (or its designee), whether or not patent applications are filed thereon. Executive hereby irrevocably conveys, transfers and assigns to the Company the Inventions and all patents that may issue thereon in any and all countries, whether during or subsequent to the Employment Term, together with the right to file, in Executive’s name or in the name of the Company (or its designee), applications for patents and equivalent rights (the “Applications”). Executive will, at any time during and subsequent to the Employment Term, and at the Company’s expense, make such applications, sign such papers, take all rightful oaths, and perform all acts as may be reasonably requested from time to time by the Company with respect to the Inventions. Executive will also execute assignments to the Company (or its designee) of the Applications, and give the Company and its attorneys all reasonable assistance (including the giving of testimony) to obtain the Inventions for the Company’s benefit, all without additional compensation to Executive from the Company, but entirely at the Company’s expense. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

In addition, the Inventions will be deemed Work for Hire, as such term is defined under the copyright laws of the United States, on behalf of the Company and Executive agrees that the Company will be the sole owner of the Inventions, and all underlying rights therein, in all media now known or hereinafter devised, throughout the universe and in perpetuity without any further obligations to Executive. If the Inventions, or any portion thereof, are deemed not to be Work for Hire, Executive hereby irrevocably conveys, transfers and assigns to the Company, all rights, in all media now known or hereinafter devised, throughout the universe and in perpetuity, in and to the Inventions, including, without limitation, all of Executive’s right, title and interest in the copyrights (and all renewals, revivals and extensions thereof) to the Inventions, including, without limitation, all rights of any kind or any nature now or hereafter recognized, including, without limitation, the unrestricted right to make modifications, adaptations and revisions to the Inventions, to exploit and allow others to exploit the Inventions and all rights to sue at law or in equity for any infringement, or other unauthorized use or conduct in derogation of the Inventions, known or unknown, prior to the date hereof, including, without limitation, the right to receive all proceeds and damages therefrom. In addition, Executive hereby waives any so-called “moral rights” with respect to the Inventions. To the extent that Executive has any rights in the results and proceeds of Executive’s service to the Company that cannot be assigned in the manner described herein, Executive agrees to unconditionally waive the enforcement of such rights. Executive hereby waives any and all currently existing and future monetary rights in and to the Inventions and all patents that may issue thereon, including, without limitation, any rights that would otherwise accrue to Executive’s benefit by virtue of Executive being an employee of or other service provider to the Company.

Executive shall comply with all relevant agreements, policies and guidelines of the Company to which Executive is actually made aware regarding the protection of confidential information and intellectual property and potential conflicts of interest, provided the same are consistent with the terms of this Agreement and Executive’s duties to the Company and its affiliates. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times, on or after such revision has been published to Executive, bound by their most current version.

The provisions of this Section 9(e) shall not apply to an Invention for which no equipment, supplies, facility, or trade secret information of the Company was used and which was developed entirely on Executive’s own time, unless (a) the invention relates (i) to the business of the Company, or (ii) to the Company’s actual or demonstrably anticipated research or development, or (b) the Invention results from any work performed by Executive for the Company.

(e) DISCLOSURE OF TRADE SECRETS. Executive understands that pursuant to the Defend Trade Secrets Act of 2016, he shall not be held criminally, or civilly, liable under any Federal or State Trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a Federal, State, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Executive further understands that employees may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, Executive understands an employee who files a lawsuit alleging retaliation by the Company for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

(f) REASONABLENESS OF COVENANTS. In signing this Agreement, Executive has carefully read and considered all of the terms and conditions of this Agreement, including the restraints imposed under this Section 9. Executive agrees that these restraints are necessary for the reasonable and proper protection of the Company and its affiliates and their trade secrets and confidential information and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area, and that these restraints, individually or in the aggregate, will not prevent Executive from obtaining other suitable employment during the period in which Executive is bound by the restraints. Executive acknowledges that each of these covenants has a unique, very substantial and immeasurable value to the Company and its affiliates and that Executive has sufficient assets and skills to provide a livelihood while such covenants remain in force. Executive further covenants that Executive will not challenge the reasonableness or enforceability of any of the covenants set forth in this Section 9, and that Executive will reimburse the Company and its affiliates for all costs (including reasonable attorneys’ fees) incurred in connection with any action to enforce any of the provisions of this Section 9 if either the Company and/or any of its affiliates is the prevailing party in such dispute or if Executive challenges the reasonableness or enforceability of any of the provisions of this Section 9. It is also agreed that each of the Company’s affiliates will have the right to enforce all of Executive’s obligations to that affiliate under this Agreement and shall be third party beneficiaries hereunder, including without limitation pursuant to this Section 9. Executive acknowledges and agrees that the restrictive covenants set forth in this Agreement are independent covenants and shall be in addition to, and shall not supersede or be deemed to be in lieu of, any restrictive covenants set forth in any other agreement between Executive and the Company or its affiliates, including, without limitation, any restrictive covenants set forth in any equity-based incentive plan or grant agreement.

(g) REFORMATION. If it is determined by a court of competent jurisdiction in any state that any restriction in this Section 9 is excessive in duration or scope or is unreasonable or unenforceable under applicable law, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the laws of that state.

(h) TOLLING. In the event of any violation of the provisions of this Section 9, Executive acknowledges and agrees that the post-termination restrictions contained in this Section 9 shall be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of the applicable post-termination restriction period shall be tolled during any period of such violation.

(i) SURVIVAL OF PROVISIONS. The obligations contained in Sections 9 and 11 hereof shall survive the termination or expiration of the Employment Term, the non-renewal of this Agreement and Executive’s employment with the Company and shall be fully enforceable thereafter.

10. COOPERATION. Upon the receipt of reasonable notice from the Company (including outside counsel), Executive agrees that while employed by the Company and thereafter, Executive will respond and provide information with regard to matters in which Executive has knowledge as a result of Executive’s employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will reasonably assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of Executive’s employment with the Company (collectively, the “Claims”), provided, however that in no event shall Executive be required to (a) waive his U.S. constitutional rights or privileges, (b) cooperate in connection with a Claim brought by the Company against Executive or a Claim brought by Executive against the Company, or (c) disclose confidential information of any third party which Executive is legally bound to maintain as confidential.

In exchange for the foregoing, the Company agrees to reimburse Executive for all reasonable out of pocket expenses incurred by Executive in providing such cooperation including, but not limited, to mileage, air travel, hotel and food expenses along with compensation for Executive’s time if no longer employed by the Company at a rate of $200.00 per hour; provided that no such compensation payment shall be required by the Company under this Section 10 during the Employment Term or during any period in which severance is being paid to Executive pursuant to Section 7(d) hereof. Executive agrees to promptly inform the Board if Executive becomes aware of any lawsuits involving Claims that may be filed or threatened against the Company or its affiliates. During the Employment Term, Executive also agrees to promptly inform the Board (to the extent that Executive is legally permitted to do so) if Executive is asked to assist in any investigation of the Company or its affiliates (or their actions) or another party attempts to obtain information or documents from Executive (other than in connection with any litigation or other proceeding in which Executive is a party-in-opposition) with respect to matters Executive believes in good faith to relate to any investigation of the Company or its affiliates, in each case, regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required. During the pendency of any litigation or other proceeding involving Claims, Executive shall not communicate with anyone (other than Executive’s attorneys and tax and/or financial advisors and except to the extent that Executive determines in good faith is necessary in connection with the performance of Executive’s duties hereunder) with respect to the facts or subject matter of any pending or potential litigation or regulatory or administrative proceeding involving the Company or any of its affiliates without giving prior written notice to the Board or the Company’s counsel.

11. RETURN OF COMPANY PROPERTY. On the date of Executive’s termination of employment with the Company for any reason (or at any time prior thereto at the Company’s request), Executive shall return all Confidential Information or other property belonging to the Company or any of its affiliates (including, but not limited to, any Company-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company).

12. EQUITABLE RELIEF AND OTHER REMEDIES. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 9 or Section 10 hereof would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available, without the necessity of showing actual monetary damages or the posting of a bond or other security. In the event of a violation by Executive of Section 9 or 10 hereof, any severance or other benefits being paid or provided to Executive and/or Executive’s dependents pursuant to this Agreement or otherwise shall immediately cease, and any severance previously paid to Executive shall be immediately repaid to the Company.

13. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. Except as provided in this Section 13 hereof, no party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. The Company may assign this Agreement to any successor to all or substantially all of the business and/or assets of the Company. As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Company under this Agreement by operation of law or otherwise.

14. NOTICE. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if delivered by hand, (b) on the date of transmission, if delivered by confirmed facsimile or electronic mail, (c) on the first business day following the date of deposit, if delivered by guaranteed overnight delivery service, or (d) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:

Dr Peng Leong

XXXX

If to the Company:

Novogen North America

C/o Novogen Ltd

PO Box 2333

HORNSBY NSW 1635

With a copy to:

Baker & McKenzie

300 East Randolph Street, Suite 5000

Chicago, IL 60601

Attention: Ryan H. Vann

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

15. SECTION HEADINGS; INCONSISTENCY. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of the Company, the terms of this Agreement shall govern and control.

16. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

17. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. Further, this Agreement may be executed by transfer of an originally signed document by facsimile, e-mail or other electronic means, any of which will be as fully binding as an original document.

18. GOVERNING LAW; JURISDICTION. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Massachusetts without regard to its choice of law provisions. Each of the parties agrees that any dispute between the parties shall be resolved only in the courts of the State of Georgia or the United States District Court for the District of Massachusetts and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, each of the parties hereto irrevocably and unconditionally (a) submits in any proceeding relating to this Agreement or Executive’s employment by the Company or any affiliate, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts of the State of Massachusetts, the court of the United States of America for the District of Massachusetts and appellate courts having jurisdiction of appeals from any of the foregoing, and agrees that all claims in respect of any such Proceeding shall be heard and determined in such Massachusetts State court or, to the extent permitted by law, in such federal court, (b) consents that any such Proceeding may and shall be brought in such courts and waives any objection that Executive or the Company may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same, (c) WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR EXECUTIVE’S EMPLOYMENT BY THE COMPANY OR ANY AFFILIATE OF THE COMPANY, OR EXECUTIVE’S OR THE COMPANY’S PERFORMANCE UNDER, OR THE ENFORCEMENT OF, THIS AGREEMENT, (d) agrees that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at Executive’s or the Company’s address as provided in Section 14 hereof, and (e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of Massachusetts.

19. MISCELLANEOUS. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer or director as may be designated by the CEO. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement together with all exhibits hereto sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between Executive and the Company with respect to the subject matter hereof; provided that in the event that Executive becomes a party to any other agreement providing for restrictive covenants similar to Section 9, such agreement shall also apply pursuant to its terms. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

20. REPRESENTATIONS. Executive represents and warrants to the Company that (a) Executive has the legal right to enter into this Agreement and to perform all of the obligations on Executive’s part to be performed hereunder in accordance with its terms, and (b) Executive is not a party to any agreement or understanding, written or oral, and is not subject to any restriction, which, in either case, could prevent Executive from entering into this Agreement or impede Executive from performing all of Executive’s duties and obligations hereunder.

21. TAX MATTERS.

(a) WITHHOLDING. The Company may withhold from any and all amounts payable under this Agreement or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(b) SECTION 409A COMPLIANCE.

(i) The intent of the parties is that payments and benefits under this Agreement comply with, or meet the requirements of an exemption under Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and construed consistent with that intent. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Executive by Code Section 409A or damages for failing to comply with Code Section 409A.

(ii) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall not be made or provided until the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death, to the extent required under Code Section 409A. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this Section 21(b)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii) To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Code Section 409A, (A) all such expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive, (B) any right to such reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (C) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(iv) For purposes of Code Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

(v) Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

NOVOGEN NORTH AMERICA, INC.

By:

Name:

Title:

EXECUTIVE

Dr. Peng Leong

Employment Agreement Signature Page